December 19, 2007


VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attn: Pamela A. Long


         Re:      Water Chef, Inc.
                  Registration Statement on Form SB-2
                  File No.: 333-122252
                  Filed: October 16, 2007
                  Quarterly Report on Form 10-QSB for the period ended June 30, 2007
                  Filed August 14, 2007


Dear Ms. Long:

     Following our phone conversation of December 17, 2007, attached please find our suggested amendment to the Form 10-QSB referenced above, on behalf of Water Chef, Inc. (the "Company"). For your convenience, we attach both a clean copy and a black-line.

                                    * * * * *

     The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please direct any questions or comments concerning this response to Yael Harari at (212) 451-2224 or to the undersigned at (212) 451-2252.

                                            Very truly yours,



                                            /s/ Kenneth S. Schlesinger
                                            -----------------------------------
                                                Kenneth A. Schlesinger

cc:      Leslie J. Kessler
         Terry Lazar